December 19, 2018

Veniamin Minkov
Chief Executive Officer
Unex Holdings, Inc.
Ul. Sveti Kliment Ohridski 27, Apt. 8
Burgas, Bulgaria 8000

       Re: Unex Holdings, Inc.
           Amendment 1 to Registration Statement on Form S-1
           Filed December 7, 2018
           File No. 333-228161

Dear Mr. Minkov:

        We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed December 7, 2018

Exhibit 5.1, page 1

1. Counsel must opine both on the securities being offered by the company and on the securities being offered by the selling stockholders. Please revise the opinion's third paragraph to make that clear. For guidance you may wish to refer to
Section II.2.h. on
       page 10 of our Staff Legal Bulletin No. 19 (CF) which is available on the Commission's website.
2. Counsel must consent also to being named in the registration statement. Please revise the fourth paragraph to reflect that requirement. For guidance you may wish to refer to
       Section IV on page 16 of Staff Legal Bulletin No. 19 (CF) which is available on the
       Commission's website.
 Veniamin Minkov
Unex Holdings, Inc.
December 19, 2018
Page 2
The Offering, page 5

3. Disclosure that there will be 7,000,000 shares outstanding after the offering is inconsistent with the revised disclosure that there are 2,270,000 shares outstanding before the offering and with the disclosure that the company is offering 5,000,000 shares in the offering.
         Please reconcile the disclosures.
Dilution of the Price You Pay for Your Shares, page 12

4. Please express the Net Tangible Book Value After this Offering on a per share basis in order to compare it to the Net Tangible Book Value Prior to this Offering.
       You may contact Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Terence S.
O'Brien, Accounting Branch Chief, at (2020 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward
M. Kelly,
Senior Counsel, at (202) 551-3728 or Kathryn McHale, Staff Attorney, at (202) 551-3464 with any other questions.



                                                               Sincerely,
FirstName LastNameVeniamin Minkov
                                                               Division of
Corporation Finance
Comapany NameUnex Holdings, Inc.
                                                               Office of
Manufacturing and
December 19, 2018 Page 2                                       Construction
FirstName LastName